     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 5, 1997.

                                                    REGISTRATION NO. 333-18465
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2

                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                    UNDER THE

                             SECURITIES ACT OF 1933

                          WINSTAR COMMUNICATIONS, INC.
             (Exact Name of Registrant as Specified in its Charter)

    DELAWARE                        4812                        13-3585278
(State or other          (Primary standard industrial       (I.R.S. Employer
jurisdiction of          classification code number)      Identification Number)
incorporation or
organization)

                                 230 PARK AVENUE
                            NEW YORK, NEW YORK 10169
                                 (212) 687-7577
(Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                              -------------------
                             WILLIAM J. ROUHANA, JR.
                CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                          WINSTAR COMMUNICATIONS, INC.
                                 230 PARK AVENUE
                            NEW YORK, NEW YORK 10169
                                 (212) 687-7577
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                              -------------------
                                   COPIES TO:
                             DAVID ALAN MILLER, ESQ.
                            GRAUBARD MOLLEN & MILLER
                                600 THIRD AVENUE
                            NEW YORK, NEW YORK 10016
                            TELEPHONE: (212) 818-8800
                               FAX: (212) 818-8881

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

       If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box./ /

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                      CALCULATION OF REGISTRATION FEE
===========================================================================================================
    TITLE OF SECURITY        AMOUNT TO BE      PROPOSED MAXIMUM       PROPOSED MAXIMUM       AMOUNT OF
     TO BE REGISTERED         REGISTERED        AGGREGATE PRICE           AGGREGATE       REGISTRATION FEE
                                                   PER SHARE           OFFERING PRICE
-----------------------------------------------------------------------------------------------------------
6% Series A Cumulative        4,000,000            $25.00(3)            $100,000,000         $30,303.03
Convertible Preferred        shares(1)(2)
Stock ("Series A
Preferred Stock")
-----------------------------------------------------------------------------------------------------------
Warrants                      1,600,000               (4)                    (4)                 --
                               Warrants
-----------------------------------------------------------------------------------------------------------
Common Stock, par value       5,860,806           $17.0625(6)           $100,000,000         $30,303.03
$.01 per share underlying    shares(5)(2)
Preferred Stock
-----------------------------------------------------------------------------------------------------------
Common Stock underlying       1,600,000            $25.00(7)             $40,000,000         $12,121.21
Warrants                      shares(2)
-----------------------------------------------------------------------------------------------------------
Common Stock (underlying       265,000             $3.54(8)               $938,100            $284.27
certain options) to be        shares(2)
resold by certain persons
-----------------------------------------------------------------------------------------------------------
      Total                                                             $240,938,100       $73,011.54(9)
===========================================================================================================

(1) Pursuant to Rule 416(b) promulgated under the Securities Act of 1933, as amended (the "Act"), this Registration Statement also covers a presently indeterminable number of additional shares of Series A Preferred Stock which may be issued in lieu of cash dividends during the term of the Series A Preferred Stock ("Dividend Shares").

(2) Includes one preferred stock purchase right for each share of Common Stock. See "Description of Capital Stock" in the Prospectus that forms part of this Registration Statement.

(3) Represents the per-share sales price ($25.00) of the Series A Preferred Stock sold by the Registrant in an institutional private placement in February 1997 ("Preferred Stock Placement"), each share having a stated value of $25.00.

(4) As additional consideration to purchasers in the Preferred Stock Placement, the Registrant also issued 0.4 Warrants for each share of Series A Preferred Stock purchased. The Registrant attributed no portion of the proceeds of the Preferred Stock Placement to the Warrants.

(5) Number of shares estimated based on the last sale price of a share of Common Stock as reported by Nasdaq on July 30, 1997 ($17.0625) based on Rules 457(c) and 457(i) promulgated under the Act. Pursuant to Rule 416(b), this Registration Statement also covers additional shares of Common Stock issuable upon conversion of Dividend Shares. Pursuant to Rule 416, this Registration Statement also covers a presently indeterminable number of additional shares of Common Stock issuable by the Company in the event the Series A Preferred Stock is converted in connection with a change of control of the Company.

(6) Represents the last sale price ($17.0625) of a share of Common Stock on July 30, 1997.

(7)     Represents the exercise price of each Warrant ($25.00).

(8) Represents the average of the exercise prices of the options based on the following: (i) 125,000 shares underlying options exercisable at $4.50 per share, (ii) 50,000 shares underlying options exercisable at $2.75 per share, (iii) 20,000 shares underlying options exercisable at $4.41 per share and (iv) 70,000 shares underlying options exercisable at $2.125 per share.

(9) $50,405.48 was previously paid to the Commission by the Registrant. Accordingly, the balance of $22,606.06 is being paid herewith.

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                    PRELIMINARY PROSPECTUS DATED AUGUST 5, 1997
                                SUBJECT TO COMPLETION

                             WINSTAR COMMUNICATIONS, INC.

                              _________________________

        4,000,000 SHARES OF 6% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK
                              _________________________

                       1,600,000 COMMON STOCK PURCHASE WARRANTS
                              _________________________

                           7,725,806 SHARES OF COMMON STOCK
                              _________________________



    This Prospectus relates to offers which may occur from time to time for the account of certain persons ("Selling Preferred Stockholders") of an aggregate of 4,000,000 shares of 6% Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock") of WinStar Communications, Inc. ("Company"), together with any and all additional shares of Series A Preferred Stock that may be issued as dividends on such Series A Preferred Stock in lieu of cash during the term of the Series A Preferred Stock.

    This Prospectus also relates to offers which may occur from time to time for the account of certain persons ("Selling Warrantholders" and, together with the Selling Preferred Stockholders and the Selling Stockholders (defined below), the "Selling Securityholders") of an aggregate of 1,600,000 common stock purchase warrants ("Warrants"). Each Warrant entitles the holder thereof to purchase one share of the Company's common stock, par value $.01 per share ("Common Stock), at any time commencing February 11, 1998 and ending February 11, 2002 for a purchase price of $25. The Company may accelerate the expiration date of the Warrants at any time after February 11, 2000 if the last reported sales price of the Common Stock is $40 or more per share for a period of 20 consecutive days.

    This Prospectus also relates to the issuance by the Company of up to 1,600,000 shares of Common Stock ("Warrant Shares") upon exercise of the Warrants.

    This Prospectus also relates to the issuance by the Company of shares of Common Stock ("Conversion Shares") to holders of Series A Preferred Stock upon conversion of up to an aggregate of 4,000,000 shares of Series A Preferred Stock and any additional shares of Series A Preferred Stock issued as dividends during the term of such Series A Preferred Stock. Commencing August 11, 1997, each share of Series A Preferred Stock is convertible into a number of shares of Common Stock determined by dividing the stated value ($25 per share) of such share of Series A Preferred Stock by the "Conversion Price" (as defined below); provided, however, that from August 11, 1997 through November 10, 1997, only 50% of the outstanding Series A Preferred Stock may be converted. Subject to certain adjustments, the "Conversion Price" is: (i) with respect to any conversion of Series A Preferred Stock occurring prior to February 11, 1998, the lesser of (x) $25 and (y) the average of the closing bid prices for the Company's common stock for the 20 consecutive trading days ("20-day Average Bid Price") immediately preceding the date of conversion, and (ii) with respect to any conversion of Series A Preferred Stock occurring on or after February 11, 1998, the lesser of (x) $25 and (y) the 20-day Average Bid Price immediately preceding February 11, 1998. Notwithstanding the foregoing, if a holder of Series A Preferred Stock requests conversion at a time when the Conversion Price is less than $15.00, then the Company may elect (subject to certain notice requirements and to contractual restrictions contained in certain of the Company's debt instruments ("Indentures")), in lieu of converting such shares of Series A Preferred Stock into Conversion Shares, to pay such holder or holders in cash, an amount equal to 110% of the Liquidation Preference (as defined below), for each share of Series A Preferred Stock requested to be converted.
It is the Company's current intention to pay cash in lieu of shares of Common Stock if the conversion price at the time of any such conversion is less than $15.00, assuming such cash payments would be allowable under then existing law and the terms of all agreements to which the Company is then a party. On February 11, 2002 ("Mandatory Conversion Date"), any shares of Series A Preferred Stock still outstanding shall be automatically converted into Conversion Shares, unless the Company determines to pay cash therefor, in an amount equal to the stated value thereof, plus all accrued and unpaid dividends thereon (the "Liquidation Preference"). With a Conversion Price of $17.0625 (the last sale price of a share of Common Stock on July 30, 1997), the 4,000,000 shares of Series A Preferred Stock (having an aggregate stated value of $25.4 million) would be
convertible into 5,860,806 Conversion Shares.   Pursuant to Rule 416, this
Registration Statement also covers a presently indeterminable number of additional shares of Common Stock issuable by the Company in the event the Series A Preferred Stock is converted in connection with a change of control of the Company.

    This Prospectus also relates to offers which may occur from time to time for the account of certain persons ("Selling Stockholders") of an aggregate of 265,000 shares of Common Stock ("Option Shares") issuable by the Company to them upon exercise of options ("Options"). The Options were granted in consideration of services rendered to the Company, but due to the type of services or nature of the grantee, registration of the issuance or resale of the Option Shares was not permitted on the Registration Statements on Form S-8 previously filed by the Company.

    There is no public market for the Series A Preferred Stock or Warrants and such a market is not expected to develop. The Common Stock is traded on the Nasdaq National Market under the symbol "WCII." The last sale price of the Common Stock on the Nasdaq National Market on July 30, 1997 was $17.0625 per share.

    The Company will not receive any cash proceeds from the sale of the Series A Preferred Stock, Warrants or Option Shares by the Selling Securityholders or from its issuance of the Conversion Shares. The Company will receive aggregate gross proceeds of $40,938,100 upon exercise of the Warrants and Options, assuming all of the Warrants and Options are exercised. Such proceeds will be used for working capital and general corporate purposes. All costs, expenses and fees in connection with the registration of the securities offered by this Prospectus will be borne by the Company. Such expenses are estimated to be approximately $[125,000].

                            -----------------------

   SEE "RISK FACTORS" BEGINNING ON PAGE 12 OF THIS PROSPECTUS FOR INFORMATION
                  THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            -----------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
        EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
            SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                     THIS PROSPECTUS.  ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

                            -----------------------

                   The date of this Prospectus is August ____, 1997

                                TABLE OF CONTENTS

                                          PAGE                                         PAGE
Incorporation of Certain Documents by             Description of Capital Stock.....     23
  Reference.........................        4     Selling Securityholders and Plan
Prospectus Summary..................        5     of                                    26
Risk Factors........................       12       Distribution...................     28
Use of Proceeds.....................       22     Legal Matters....................     28
Dividend Policy.....................       22     Experts..........................     28
                                                  Available Information............

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents or information have been filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are incorporated herein by reference:

    (1)  Annual Report on Form 10-K for the year ended December 31, 1996;

    (2)  Current Report on Form 8-K filed January 17, 1997;

    (3)  Current Report on Form 8-K filed February 14, 1997;

    (4)  Current Report on Form 8-K filed February 27, 1997;

    (5)  Current Report on Form 8-K filed March 27, 1997;

    (6) Quarterly Report on Form 10-Q for the three-month period ended March 31, 1997, as amended on June 10, 1997;

    (7)  Proxy Statement, dated May 15, 1997;

    (8)  Current Report on Form 8-K filed June 10, 1997;

    (9)  Current Report on Form 8-K filed July 2, 1997; and

    (10) The description of the Company's (i) Common Stock contained in the Company's registration statement on Form 8-A under the Exchange Act (File No. 1-10726) and (ii) Series B Preferred Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A, as amended, under the Exchange Act (File No. 0-20876).

    All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering covered by this Prospectus shall be deemed incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person to WinStar Communications, Inc., 230 Park Avenue, New York, New York 10169 (telephone 212-584-4000), Attention: Investor Relations (extension 4053), a copy of any and all of the documents referred to above (other than exhibits to such documents) which have been incorporated by reference in this Prospectus.

                                  PROSPECTUS SUMMARY

    THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, REFERENCES HEREIN TO THE "COMPANY" OR "WINSTAR" REFER TO WINSTAR COMMUNICATIONS, INC. AND, WHERE APPROPRIATE, ITS SUBSIDIARIES. EFFECTIVE JANUARY 1, 1996, THE COMPANY CHANGED ITS FISCAL YEAR END FROM THE LAST DAY IN FEBRUARY TO DECEMBER 31. WIRELESS FIBERSM IS A SERVICE MARK AND WINSTAR-Registered Trademark- IS A TRADEMARK OF WINSTAR COMMUNICATIONS, INC.

                                     THE COMPANY

    The Company provides a full range of telecommunications services, including local, long distance and Internet access services, as a competitive local exchange carrier ("CLEC"). By exploiting its fiber-quality digital capacity in the 38 GHz portion of the radio spectrum ("Wireless Fiber") and a switch-based infrastructure, the Company seeks to distinguish itself as a facilities-based, value-added provider of high-capacity telecommunications services to small and medium-sized businesses and an attractive alternative to established providers, such as the regional Bell operating companies ("RBOCs"). The Company introduced its switch-based local exchange services to end users in New York City in October 1996, is currently also offering such switch-based local exchange service in Boston, Chicago, Los Angeles and San Diego and offering local exchange services on a resale basis in Atlanta, Newark, Philadelphia, San Francisco and Washington, D.C. The Company's local exchange services include the provision of PBX trunks, individual business lines and Centrex and Internet access, and provide customers with full-feature services such as custom calling, caller ID, conference calling and voice mail. During the next several years, the Company intends to introduce its local exchange services in each of the other major metropolitan areas where it is licensed to provide 38 GHz services over four or more 100 MHz channels. Over time, the Company intends to carry a substantial majority of its local telecommunications service traffic over Wireless Fiber and its own switched networks, unlike most fiber-based CLECs, which typically do not carry the majority of their customer traffic over their own networks. The Company also offers a variety of facilities-based broadband, high-capacity local access and digital network services ("Carrier Services") to other telecommunications service providers on a wholesale basis. As of June 30, 1997, the Company had more than 40 carrier customers, including, among others, Ameritech Cellular Services, MCI Communications, Pacific Bell and Teleport Communications.

    The Company is the holder of the largest amount of 38 GHz spectrum in the United States and is utilizing this asset to build local telephone networks for the transmission of voice, data and video traffic in the major metropolitan areas covered by the Company's 38 GHz licenses (the "Wireless Licenses"). The Company recently consummated an acquisition (the "Milliwave Acquisition") of another 38 GHz license holder, increasing its 38 GHz spectrum asset base by 88 channels, each providing 100 MHz of bandwidth. The Wireless Licenses, including those acquired in the Milliwave Acquisition, cover an aggregate of more than 100 cities with populations exceeding 100,000 each, and encompass an aggregate population of approximately 172 million. Furthermore, the Wireless Licenses allow the Company to provide Wireless Fiber services in 49 of the 50 most populated Metropolitan Statistical Areas ("MSAs") in the United States. The Company has agreed to acquire an aggregate of 62 additional 38 GHz licenses in various transactions, subject to approval by the Federal Communications Commission ("FCC"). Upon completion of these acquisitions, the Company's Wireless Licenses will enable the Company to provide services in all 50 of the most populated MSAs and will cover cities encompassing an aggregate population of 180 million. Many of the Company's Wireless Licenses allow for the provision of Wireless Fiber services over four or more channels in a single market. The Company believes that the utilization of multiple 38 GHz channels in a single licensed area provides it with advantages over 38 GHz service providers that possess fewer channels, by allowing it to build out city-wide networks of broadband capacity.

    The 38 GHz portion of the radio spectrum has characteristics well suited for the provision of local telecommunications services, including:

    RAPID DEPLOYMENT OF ALTERNATIVE LOCAL INFRASTRUCTURE. 38 GHz technology generally can be deployed considerably more rapidly than wireline (because of permit procedures and construction time required for wireline buildout) and many other wireless technologies (because of their infrastructure requirements and, in many instances, the need to follow FCC frequency coordination procedures in connection with wireless facilities).

    BROAD BANDWIDTH. The total amount of bandwidth for each 38 GHz channel is 100 MHz, which exceeds the bandwidth of any other present terrestrial wireless channel allotment and supports full broadband capability. For example, one 38 GHz DS-3 channel at 45 Mbps can transfer data at a rate which is over 1,500 times the rate of the fastest dial-up modem currently in general use (28.8 Kbps) and over 350 times the rate of the fastest ISDN line currently in general use (128 Kbps). Data transfer rates of a 38 GHz DS-3 channel even exceed the data transfer rates of cable modems (30 Mbps). The broadband capacity of 38 GHz provides improved speed and quality in transmissions, as compared to transmissions that are carried over copper wire. In addition to accommodating standard voice and data requirements, 45 Mbps data transmission rates allow end users to receive full-motion video and 3-D graphics and to use highly interactive applications on the Internet and other networks.

    EASE OF INSTALLATION. The equipment used for point-to-point applications in 38 GHz (i.e., antennae, transceivers and digital interface units) is typically smaller, less obtrusive and less expensive, and uses less power than equipment used for similar applications at lower frequencies. These characteristics make it relatively easier to obtain the roof rights ("Roof Rights") required to install 38 GHz transceivers and less costly to initiate 38 GHz-based services as compared to most other wireless services.

    EFFICIENT CHANNEL REUSE. Certain characteristics of 38 GHz, including the small amount of dispersion (i.e., scattering) of the radio beam as compared to the more dispersed radio beams produced at lower frequencies, allow for the reuse of bandwidth capacity in a licensed area. The ability to reuse capacity allows the 38 GHz license holder to densely deploy its 38 GHz services in a given geographic area, provide services to multiple customers over the same 38 GHz channel, and conserve bandwidth capacity, thereby enhancing the types of services that can be provided and increasing the number of customers to which such services can be provided.

BUSINESS STRATEGY

    The Company's objective is to become the full-service telecommunications provider of choice to small and medium-sized business customers and a provider of high-quality alternative and broadband facilities to its Carrier Services customers. Key elements of the Company's strategy are to:

    EXPAND NETWORK INFRASTRUCTURE. The Company is creating an infrastructure on a city-by-city basis using its Wireless Fiber capabilities, switches acquired by the Company from equipment vendors and facilities leased from other carriers to originate and terminate traffic. Pursuant to its building-centric network plan, the Company is identifying strategically located sites in each metropolitan area to serve as hubs for its network. These hub sites will be connected via Wireless Fiber links to end users. The Company believes that a limited number of hub sites (generally less than a dozen) in each metropolitan area will allow it to address more than 70% of its targeted customers' buildings and to carry the majority of its customers' traffic on its own network instead of the higher cost facilities of other carriers.

    EXPLOIT FIRST-TO-MARKET ADVANTAGES. The Company seeks to capitalize on the significant opportunities emerging in the industry as a result of the Telecommunications Act of 1996 (the "Telecommunications Act") by exploiting a "first-to-market" advantage as one of the few holders of 38 GHz licenses with an established operating and management infrastructure. The Company believes that its early entrance into its markets provides it with advantages over many potential competitors by allowing it to: (i) establish a customer base prior to widespread competition from other CLECs; (ii) develop a proven, reliable network infrastructure using its own switching capacity ahead of many other CLECs;
(iii) develop pioneering expertise in the utilization of 38 GHz for the delivery of telecommunications services and the design and management of 38 GHz-based networks; and (iv) acquire Roof Rights to place its 38 GHz antennae on a large number of buildings on favorable terms and in advance of other wireless service providers.

    FOCUS ON SMALL AND MEDIUM-SIZED BUSINESS CUSTOMERS. The Company believes there exists a substantial opportunity to attract a base of small and medium-sized business customers by providing superior customer service and sales support. The customer base initially targeted by the Company consists of businesses typically located in buildings that have more than 100,000 square feet of commercial space and which, in many instances, are not served by CLECs or competitive access providers ("CAPs"). The Company estimates that there are more than 8,000 buildings in this target group, populated by approximately 9.7 million workers using more than 2.1 million phone lines. Over time, the Company intends to expand its target customer base to include the majority of small and medium-sized businesses in the metropolitan areas covered by the Wireless Licenses, which the Company estimates contain approximately 60% of all such businesses in the United States and represent a market opportunity in excess of $30 billion per year.

    MARKET WIRELESS FIBER TO OTHER CARRIERS. The Company markets its Carrier Services to other carriers such as the RBOCs and other local exchange carriers ("LECs"), interexchange carriers ("IXCs"), other CAPs and CLECs, providers of personal communications services ("PCS") and cellular and specialized mobile radio services ("CMRS") providers. The Company believes that its Carrier Services present an attractive, economical method for telecommunications service providers to add a high-capacity extension to their own networks and service territories, especially as they seek to rapidly penetrate new markets opening as a result of the Telecommunications Act. The Company's Carrier Services can also provide cost-efficient route diversity where network reliability concerns require multiple telecommunications paths.

    Since the commercial introduction of the Company's Carrier Services in October 1995, the number of carrier customers has increased significantly. Such customers include Ameritech Cellular Services, AT&T Wireless, Bell Atlantic/NYNEX Mobile, Brooks Fiber, Cellular One, PrimeCo Personal Communications, Siemens Stromberg-Carlson, Teleport Communications and Western Wireless. In addition, the Company has entered into multi-year master service agreements with American Communications Services, Electric Lightwave, IntelCom, MCI Communications and Pacific Bell. These agreements establish the framework under which such companies may effect the integration of Wireless Fiber services into their own telecommunications networks. The Company is in the process of negotiating additional master service agreements with other large telecommunications providers, including AT&T.

    MARKET WIRELESS FIBER SERVICES AS A SOLUTION TO GROWING CAPACITY SHORTAGES. The Company believes that demand for its Wireless Fiber-based CLEC and Carrier Services will grow because of the expanding volume of data communications traffic resulting from increasing Internet usage and other high-volume data transmission requirements. This type of traffic increasingly requires high-capacity, end-to-end networks that are often difficult to provide economically with older RBOC and LEC infrastructure.

    PROVIDE INFORMATION AND CONTENT SERVICES. The Company believes that the ability to deliver information and other content will become an increasingly important factor in the choice of a telecommunications provider by businesses as competition increases and the markets covered by the Wireless Licenses mature. Accordingly, the Company actively seeks opportunities to utilize its information and content services to enhance the marketability of the Company's telecommunications services.

DEVELOPMENT OF CORE ASSETS

    The Company believes that in order to effectively compete with incumbent LECs and other telecommunications service providers in its target markets, it must develop a core group of assets, capabilities and resources. The Company has made substantial progress in acquiring and developing these core assets, which include:


    TRANSMISSION AND SWITCHING FACILITIES. In October 1996, the Company initiated local switched services in New York City, utilizing its first 5ESS switch, purchased from Lucent Technologies, Inc. ("Lucent"), and facilities leased from NYNEX. In April 1997, the Company initiated local switched services in Chicago. During the next three years, the Company intends to install Lucent switches to serve most of its major markets. As of the date of this Prospectus, the Company has acquired the necessary Roof Rights to install its Wireless Fiber transmission facilities on approximately 1,400 buildings.

The Company also has developed monitoring and management systems that will ensure the efficient use of its networks and provide network reliability and transmission quality equivalent to that provided by fiber-optic networks. The Company recently completed construction of a network operating center ("NOC"), which is operating 24 hours a day, 7 days a week, and is currently building a national field service force.


    STATE AUTHORIZATIONS. As of the date of this Prospectus, the Company has obtained authorization to operate as a CLEC in 24 states and the District of Columbia and is in the process of seeking authorization to operate as a CLEC in a number of additional jurisdictions. The Company is authorized to provide its local access and other Carrier Services as a CAP in 35 states and has applications pending for such authorizations in a number of additional jurisdictions.


    SALES AND CUSTOMER SUPPORT ORGANIZATIONS. As of the date of this Prospectus, the Company is expending a significant amount of time and capital to build a dedicated, responsive sales and customer support organization in order to ensure that the people and systems necessary to achieve customer satisfaction keep pace with a growing customer base. As of the date of this Prospectus, the Company has a direct sales organization for its CLEC services, currently consisting of more than 300 people located in 13 major cities, and a Carrier Services sales group, currently consisting of more than 30 people.

    INFORMATION SYSTEMS. The Company is investing significant capital developing state-of-the-art information systems platforms directed toward the accurate and flexible handling of the billing and customer satisfaction requirements of a diverse customer base purchasing a variety of telecommunications services. The Company believes that its information systems allow it to provide customers with a level of service and responsiveness that many other telecommunications service providers do not offer and that such level of service will become a key factor in customers' choice of telecommunications service providers as the market matures.

    EXPERIENCED MANAGEMENT AND OPERATING PERSONNEL. The Company has assembled a management team and hired operating personnel experienced in all areas of telecommunications operations, including more than 200 former officers and employees of MCI Communications and more than 50 former officers and employees of Sprint Corporation, as well as officers and employees from other established telecommunications companies. The Company plans to hire additional experienced telecommunications marketing and operations personnel as appropriate.

OTHER BUSINESSES

    The Company has historically generated a significant portion of its revenues from the resale of long distance services to residential customers. As part of its CLEC service offerings, the Company is focusing on the sale of long distance services to small and medium-sized businesses and is not currently marketing such services to residential customers on an active basis, except through established affinity group and other targeted programs.

    Prior to the Company's entry into the telecommunications industry, it marketed and distributed consumer products, including personal care and bath and beauty products, through a nonstrategic subsidiary. That subsidiary continues to sell such products, primarily to large retailers, mass merchandisers, discount stores, department stores, national and regional drug store chains and other regional retail chains. The Company expects to divest itself of this subsidiary during the next 9 to 12 months.

CORPORATE AND OTHER INFORMATION

    The Company was incorporated under the laws of the State of Delaware in September 1990 and its principal offices are located at 230 Park Avenue, New York, New York 10169. Its phone number is (212) 584-4000.

    In July 1997, the Board of Directors adopted a stockholder rights plan in which certain rights to purchase Series B Preferred Stock was distributed as a dividend to holders of Common Stock as of the close of business on July 14, 1997. The rights are not currently exercisable and only become exercisable under certain circumstances where certain persons or groups acquire beneficial ownership of 10% or more of the Company's outstanding Common Stock or commence a tender or exchange offer upon consummation of which such persons or groups would beneficially own 10% or more of the Company's outstanding Common Stock. See "Description of Capital Stock."

PRIVATE PLACEMENT OF SERIES A PREFERRED STOCK AND WARRANTS

    On February 6, 1997, the Company and its wholly owned subsidiary WinStar Credit Corp. ("WCC") entered into a securities purchase agreement ("Securities Purchase Agreement") with certain purchasers, pursuant to which the Company and WCC agreed to sell to such purchasers an aggregate of 4,000,000 shares of Series A Preferred Stock and 1,600,000 Warrants for an aggregate purchase price of $100.0 million. The sale of the Series A Preferred Stock and Warrants (together, the "Securities") was consummated on February 11, 1997. The sale of the Securities was conducted as an institutional private placement ("Preferred Stock Placement") through Credit Suisse First Boston Corporation, which acted as placement agent. The principal purpose of the Preferred Stock Placement was to raise proceeds to fund the expansion of the Company's telecommunications and other operations. See "Description of Capital Stock."

    The Company and the purchasers also entered into a Registration Rights Agreement, dated February 6, 1997, pursuant to which the Company is obligated to file a registration statement under the Securities Act of 1933, as amended (the "Act"), registering the (i) resale of the Series A Preferred Stock and Warrants and (ii) the issuance by the Company of the Warrant Shares. Additionally, under the Registration Rights Agreement, at any time after May 11, 1997, each holder of the Preferred Shares may demand that the Company file and have declared effective within 90 days of such demand a registration statement registering the resale of the Common Shares. Such a demand was made effective as of May 11, 1997. The Registration Statement, of which this Prospectus forms a part, is intended to satisfy the aforementioned registration obligations.

                                     RISK FACTORS

    See "Risk Factors" commencing on page 12 hereof for a discussion of certain risks that should be considered in connection with an investment in the Common Stock, including the risks related to historical and anticipated future operating losses.

                                   USE OF PROCEEDS

    The Company will not receive any cash proceeds from the sale of the Series
A Preferred Stock, Warrants or Option Shares by the Selling Securityholders or from its issuance of the Conversion Shares. The Company will receive aggregate gross proceeds of $40,938,100 from the exercise of the Warrants and Options, assuming all such Warrants and Options are exercised, and will use such proceeds for working capital and general corporate purposes. See "Use of Proceeds."

                                SUMMARY FINANCIAL DATA

The summary financial data presented below for the year ended February 28, 1995, the ten months ended December 31, 1995 and the year ended December 31, 1996 have been derived from the Company's audited Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended December 31, 1996, reclassified to reflect the operations of WinStar Global Products, Inc. ("Global Products"), the Company's merchandising subsidiary, as a discontinued operation. The summary financial data for the three months ended March 31, 1996 and 1997 have been derived from the unaudited Consolidated Financial Statements included in its Quarterly Report on Form 10-Q for the three months ended March 31, 1997. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited Consolidated Financial Statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the period.

                                             TEN MONTHS                                        THREE MONTHS
                              YEAR ENDED        ENDED         YEAR ENDED       1996            ENDED MARCH 31,        1997
                             FEBRUARY 28,    DECEMBER 31,     DECEMBER 31,     PRO        -----------------------      PRO
                                1995            1995             1996         FORMA(1)      1996           1997      FORMA(1)
                             ------------   -------------     ------------    --------    --------       --------    ---------
                                   (in thousands, except per share data)
Statement of Operations
Data:
Operating revenues:

  Telecommunications(2)....     $14,909        $13,137           $33,969       $32,481     $10,217         $7,063      $7,063
  Information services.....         473          2,648            14,650        14,650         771          6,014       6,014
                                -------        -------           -------       -------     -------        -------     -------
        Total net sales....      15,382         15,785            48,619        47,131      10,988         13,077      13,077

Operating income (loss):

  Telecommunications.......      (4,984)        (7,288)          (43,698)      (49,805)     (3,105)       (26,546)    (26,546)
  Information services.....        (157)           217            (1,409)       (1,409)        (54)        (1,105)     (1,105)
  General corporate........        (944)        (3,861)          (11,373)      (11,373)     (1,868)        (5,285)     (5,285)
                                -------        -------           -------       -------     -------        -------     -------
        Total operating loss     (6,085)       (10,932)          (56,480)      (62,587)     (5,027)       (32,936)    (32,936)
Interest expense...........        (375)        (7,186)          (36,748)      (77,831)     (8,643)       (10,798 )   (19,305)
Interest income............         343          2,890            10,515         8,453       3,108          2,235       2,235
Other expenses, net........      (1,109)          (866)                _             -           -              -           -
                                -------        -------           -------       -------     -------        -------     -------
Net loss from continuing
  operations...............      (7,226)       (16,094)          (82,713)     (131,965)    (10,562)       (41,499)    (50,006)
Net (loss) income from
  discontinued operations(3)         (4)           237            (1,010)       (1,010)       (137)          (477)       (477)
                                -------        -------           -------       -------     -------        -------     -------
Net loss...................      (7,230)       (15,857)          (83,723)     (132,975)    (10,699)       (41,976)    (50,483)
Series A Preferred Stock
  dividends................           -              -                 -        (6,000)          -           (833)     (1,500)
                                -------        -------           -------       -------     -------        -------     -------
Net loss applicable to
  common stock.............     $(7,230)      $(15,857)         $(83,723)    $(138,975)   $(10,699)      $(42,809)   $(51,983)
                                -------        -------           -------       -------     -------        -------     -------
                                -------        -------           -------       -------     -------        -------     -------
Net loss per share from
  continuing operations....      $(0.42)        $(0.71)           $(2.96)       $(4.37)     $(0.39)        $(1.27)     $(1.58)

Net (loss) income per share
 from discontinued
 operations................           -           0.01             (0.04)        (0.04)          -          (0.02)      (0.02)
                                -------        -------           -------       -------     -------        -------     -------
Net loss per common share
  outstanding.............       $(0.42)        $(0.70)           $(3.00)       $(4.41)     $(0.39)        $(1.29)     $(1.60)
Weighted average common
  shares outstanding.......      17,122         22,770            27,911        31,506      27,214         32,610      32,610
Other Financial Data:

Ratio of earnings to
combined fixed
  charges and Series A
Preferred Stock
  dividends(4).............           -              -                 -             -           -              -            -

                                                                        AS OF MARCH 31,
                                                                             1997
                                                                        (in thousands)
                                                                            ACTUAL
                                                                            ------
Balance Sheet Data:
Cash, cash equivalents and short-term investments..................        $413,474
Property and equipment, net........................................          93,789
Total assets.......................................................         748,869
Current portion of long-term debt and capital lease obligations....          23,095
Long-term debt and capital lease obligations, less current portion.         587,420
Common and Series A Preferred Stock and additional paid-in capital.         247,270
Stockholders' equity...............................................          79,585

-----------

(1) Gives effect to the Preferred Stock Placement and the institutional private placement, in March 1997, of an aggregate of $300 million of debt by the Company and WinStar Equipment Corp., its wholly-owned subsidiary, as if they occurred as of the beginning of the respective periods. Interest expense has been adjusted to include approximately $8.5 million and $41.1 million of interest on such debt and amortization of debt offering costs and other related fees in the three months ended March 31, 1997 and the year ended December 31, 1996, respectively, but not to include interest income earned on additional available cash.

(2) The Company has generated minimal revenues from its Wireless Fiber services.

(3) Such loss is from the operations of the Company's consumer products subsidiary, Global Products. On May 13, 1997, a formal plan of disposition for Global Products was approved by the Board of Directors, and it is anticipated that the disposition will be completed within the next 9 to 12 months. The disposition of Global Products has been accounted for as a discontinued operation and, accordingly, its net assets have been segregated from continuing operations in the balance sheet data, and its operating results are segregated and reported as discontinued operations in the statements of operations data.

(4) For the years ended February 28, 1993, 1994 and 1995, the ten months ended December 31, 1995, the year ended December 31, 1996 and the three months ended March 31, 1996 and 1997, earnings from continuing operations were insufficient to cover combined fixed charges and Series A Preferred Stock dividends by $4,679,000, $8,622,000, $7,288,000, $16,310,000, $83,033,000,
    $10,562,000 and $42,537,000, respectively. On a pro forma basis, giving effect to the items described in footnote 1 above, earnings from continuing operations were insufficient to cover combined fixed charges and Series A Preferred Stock dividends by $51,711,000 and $138,285,000 for the three months ended March 31, 1997 and the year ended December 31, 1996, respectively. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rent expense that the Company believes to be representative of interest.

                                     RISK FACTORS

    AN INVESTMENT IN ANY OF THE SERIES A PREFERRED STOCK, WARRANTS, CONVERSION SHARES, WARRANT SHARES AND OTHER SHARES OF COMMON STOCK INVOLVES A SIGNIFICANT DEGREE OF RISK. IN DETERMINING WHETHER TO MAKE AN INVESTMENT IN ANY OF THE SECURITIES, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY ALL OF THE INFORMATION SET FORTH IN THIS PROSPECTUS AND, IN PARTICULAR, THE FOLLOWING RISK FACTORS.

HISTORICAL AND ANTICIPATED FUTURE NET AND OPERATING LOSSES

    The Company has incurred significant operating and net losses attributable in substantial part to the development of its telecommunications businesses. The Company historically has had net losses, including net losses of approximately $15.9 million for the ten months ended December 31, 1995, $83.7 million for the year ended December 31, 1996 and $42.0 million for the three months ended March 31, 1997. The Company has been offering local access and other Carrier Services only since December 1994, and local exchange services as a CLEC only since
April 1996, and has made and is making significant expenditures in the development of its local telecommunications operations, including expenditures associated with establishing an operating infrastructure and introducing and marketing its telecommunications services. The Company expects to continue to experience significant and increasing operating losses, net losses and total and per share amounts of net loss, along with decreasing net current assets, while it seeks to establish a sufficient revenue-generating customer base and build the network infrastructure necessary to provide services over its own facilities. As a result of increased expenses, principally relating to an increase in the number of employees in connection with the rollout of CLEC services and to the servicing of existing debt, there will continue to be substantial increases in the Company's net loss and operating loss. There can be no assurance that the Company will achieve or sustain profitability.

SUBSTANTIAL INDEBTEDNESS

      The Company has significant indebtedness and interest expense. At March 31, 1997, the Company had, on a consolidated basis, approximately $619.2 million of indebtedness, including capitalized lease obligations. The accrual of interest and the accretion of original issue discount on existing indebtedness will significantly increase the Company's liabilities. The level of the Company's indebtedness could have important consequences, including the following: (i) the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations, if any, must be dedicated to the payment of principal and interest on its indebtedness and other obligations and will not be available for use in the Company's business; (iii) the Company's level of indebtedness could limit its flexibility in planning for, or reacting to changes in, its business; (iv) the Company is more highly leveraged than many of its competitors, which may place it at a competitive disadvantage; and (v) the Company's high degree of indebtedness would make it more vulnerable in the event of a downturn in its business or if operating cash flow does not significantly increase.

RISKS RELATED TO CLEC STRATEGY; ANTICIPATED INITIAL NEGATIVE OPERATING MARGINS IN CLEC BUSINESS

    The Company is pursuing an accelerated strategy to enter the local exchange services market as a CLEC in the metropolitan areas in which it has Wireless Licenses and to develop and obtain the facilities necessary to provide its own local exchange services. The Company has limited experience providing local exchange services and there can be no assurance that the Company's CLEC strategy will be successful. In addition, local exchange service providers have never utilized 38 GHz wireless-based systems as a significant segment of their local exchange services facilities and there can be no assurance that the Company will be successful in implementing its Wireless Fiber-based system. The Company's CLEC strategy is subject to risks relating to: the receipt of necessary regulatory approvals; the negotiation and implementation of resale agreements with other local service providers; the negotiation and implementation of interconnection agreements with RBOCs and other incumbent LECs; the failure of LECs and RBOCs to honor the letter and spirit of consummated interconnection agreements; the ability of third-party equipment providers and installation and maintenance contractors to meet the Company's rollout schedule; the ability of the Company to obtain sufficient Roof Rights to successfully build out its network; the recruitment of additional personnel in a timely manner, so as to be able to attract and service new customers but not incur excessive personnel costs in advance of the rollout; the Company's ability to attract and retain new customers through delivery of high-quality services; the potential adverse reaction to the Company's services by the Company's carrier customers, which may view the Company as a competitor; and the Company's ability to manage the simultaneous implementation of its plan in multiple markets. In addition, the Company is subject to the risk of unforeseen problems inherent in being a new entrant in a rapidly evolving industry.

    Historically, almost all of the Company's telecommunications revenues have been derived from the resale of long distance services to residential customers. As part of its CLEC strategy, the Company is marketing its long distance services to small and medium-sized businesses and is no longer actively marketing such services to residential customers, except through certain established affinity and other target programs. As a result, revenues from the provision of long distance services to residential customers can be expected to substantially decline through attrition of the Company's long distance residential customer base.

    Although the Company's initial implementation of its CLEC strategy entails the resale of the facilities and services of other service providers, which itself is dependent on the negotiation and implementation of satisfactory resale arrangements, the Company's CLEC strategy will require significant capital investment related to the purchase and installation of numerous switches and the interconnection of these facilities to customers' buildings and LEC and CLEC local networks, including the installation of Wireless Fiber links and the buildout of other facility infrastructure, in advance of generating material revenues.

    As the Company rolls out its CLEC operations, it will experience negative operating margins while it develops its facilities. After initial rollout of its CLEC services in a particular city, the Company expects operating margins for such operations to improve only when and if: (i) sales efforts result in sufficiently increased volumes of traffic; (ii) the Company has installed a switch and a sufficient number of Wireless Fiber links so that a substantial portion of the Company's traffic in that city can be originated and terminated over the Company's Wireless Fiber facilities instead of LEC or other CLEC facilities; and (iii) higher margin-enhanced services are sought by, provided to and accepted by customers. While the Company believes that the unbundling and resale of LEC services and the implementation of local telephone number portability (which will permit customers to retain their telephone numbers when switching carriers), which are mandated by the Telecommunications Act, will reduce the Company's costs of providing local exchange services and facilitate the marketing of such services, there can be no assurance that the Company's CLEC operations will become profitable due to, among other factors, lack of customer demand, competition from other CLECs and pricing pressure from the LECs and other CLECs. The Company's failure to implement its CLEC strategy successfully would have a material adverse effect on the operations of the Company.

NEGATIVE OPERATING MARGINS IN THE INITIAL PROVISION OF WIRELESS FIBER-BASED CARRIER SERVICES

    The Company has experienced negative operating margins in connection with the development and initial provision of its Wireless Fiber-based Carrier Services and expects to continue to experience negative operating margins until it develops a sufficient revenue-generating customer base for such services. In order to demonstrate the efficacy of Wireless Fiber, the Company often provides complimentary service on a trial basis for a limited period. The Company expects to improve operating margins in the provision of its Carrier Services over time by: (i) obtaining appropriate Roof Rights; (ii) acquiring and retaining an adequate customer base; (iii) placing telecommunications traffic of new customers and additional telecommunications traffic of existing customers across installed Wireless Fiber links; and (iv) inducing providers of telecommunications services to utilize and market the Company's Wireless Fiber services as part of their own networks, systems and services, thereby reducing the Company's related marketing costs. If the Company fails to accomplish any of the foregoing, particularly acquiring and retaining an adequate customer base, it will not be able to improve the operating margins of its Carrier Services business. There can be no assurance that the Company will be able to achieve or sustain positive operating margins. Failure to achieve positive operating margins would have a material adverse effect on the operations of the Company.

RISKS ASSOCIATED WITH RAPID EXPANSION AND ACQUISITIONS

    The Company is pursuing a strategy of aggressive and rapid growth, including the accelerated rollout of its CLEC services, acquisitions of businesses and assets, including additional spectrum licenses, continued aggressive marketing of its Carrier Services, and the hiring of additional management, technical and marketing personnel, all of which will result in significantly higher operating expenses. Rapid expansion of the Company's operations may place a significant strain on the Company's management, financial and other resources. The Company's ability to manage future growth, should it occur, will depend upon its ability to monitor operations, control costs, maintain effective quality controls and significantly expand the Company's internal management, technical, information and accounting systems. Any failure to expand these areas and to implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the growth of the Company's business could have a material adverse effect on the business, financial condition and results of operations of the Company and the ability of the Company and its subsidiaries to make principal and interest payments on their outstanding debt. As part of its strategy, the Company may acquire complementary assets or businesses. The pursuit of acquisition opportunities could place significant demands on the time and attention of the Company's senior management and involve considerable financial and other costs with respect to identifying and investigating acquisition candidates, negotiating acquisition agreements and integrating the acquired businesses with the Company's existing operations. Employees and customers of acquired businesses may sever their relationship with such businesses during or after the acquisition. There can be no assurance that the Company will be able to successfully consummate any acquisitions or integrate any business or assets which it may acquire into its operations.

COMPETITION

    The Company is subject to intense competition in each of the areas in which it operates. Many of the Company's competitors have longer-standing relationships with customers and suppliers in their respective industries, greater name recognition and significantly greater financial, technical and marketing resources than the Company. Further, sales of the Company's Carrier Services are typically made to other telecommunications providers that compete or may compete in the future with the Company.

    LOCAL TELECOMMUNICATIONS MARKET. The local telecommunications market is intensely competitive for new entrants and currently is dominated by the RBOCs and other LECs. The LECs have long-standing relationships with their customers, have the ability to subsidize competitive services with revenues from a variety of other services and benefit from existing state and federal regulations that currently favor the LECs over the Company in certain respects. In addition to competition from the LECs, the Company also faces competition from a growing number of new market entrants, such as other CLECs and CAPs. The Company also may face competition in the provision of local telecommunications services from cable companies, electric utilities, LECs operating outside their current local service areas and IXCs. Moreover, the consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, which have accelerated as a result of the passage of the Telecommunications Act, will give rise to significant new or stronger competitors. The Company currently also faces or anticipates facing competition from other entities which offer, or are licensed to offer, 38 GHz services and could face competition in certain aspects of its existing and proposed businesses from competitors providing wireless services in other portions of the radio spectrum (including 2 GHz, 18 GHz and 28 GHz, among others). The Company's Internet services also face significant competition from, among others, cable television operators deploying cable modems that provide high-speed data transmission over existing coaxial cable television networks. As competition increases in the local telecommunications market, the Company anticipates that general pricing competition and pressures will increase significantly. The Company has not obtained significant market share in any of the areas where it offers its services, nor does it expect to do so given the size of the local telecommunications services market, the intense competition therein and the diversity of customer requirements. There can be no assurance that the Company will be able to compete effectively in any of its markets.

    LONG DISTANCE MARKET. The long distance market has relatively insignificant barriers to entry, numerous entities competing for the same customers and a high (and increasing) average churn rate as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. The Company competes for long distance customers with major IXCs, as well as other national and regional long distance carriers and resellers, many of whom own substantially all of their own facilities and are able to provide services at costs lower than the Company's current costs since the

Company generally leases its access facilities. The Company believes that the RBOCs and CLECs also will become significant competitors in the long distance telecommunications industry. To maintain its competitive posture, the Company believes that it must be in a position to reduce its prices in order to meet reductions in rates, if any, by competitors. Any such reductions could adversely affect the Company. In addition, LECs have been obtaining additional pricing and regulatory flexibility. This may enable LECs to grant volume discounts to larger long distance companies, which also could put the Company's long distance business at a disadvantage in competing with larger providers.

    Additionally, providers of long distance services, including the major
IXCs, as well as resellers, such as the Company, are coming under intensified scrutiny for marketing activities by them or their agents which result in alleged unauthorized switching of customers from one long distance provider to another. The FCC and a number of state authorities are seeking to introduce more stringent regulations to curtail the intentional or erroneous switching of customers, which could include the imposition of fines, penalties and possible operating restrictions on entities which engage in unauthorized switching activities. In addition, the Telecommunications Act requires the FCC to prescribe regulations imposing procedures for verifying the switching of customers and additional remedies on behalf of carriers for unauthorized switching of their customers. The effects, if any, the adoption of any such proposed regulations would have on the long distance industry and the business practices therein cannot be predicted. Statutes and regulations which are or may become applicable to the Company as it expands could require the Company to alter methods of operations, at costs which could be substantial, or otherwise limit the types of services it offers.

    NEW MEDIA BUSINESS. The industry in which the Company's new media subsidiaries compete consists of a very large number of entities producing, owning or controlling news, sports, entertainment, educational and informational content and services, including telecommunications companies, television broadcast companies, sports franchises, film and television studios, record companies, newspaper and magazine publishing companies, universities and on-line computer services. Competition is intense for timely and highly marketable or usable information and entertainment content. Almost all of the entities with which the Company's new media subsidiaries compete have significantly greater presence in the various media markets and greater resources than the Company, including existing content libraries, financial resources, personnel and existing distribution channels. There can be no assurance that the Company will be able to compete successfully in the emerging new media industry.

    CONSUMER PRODUCTS BUSINESS. The consumer products industry is subject to changes in styles and consumer tastes. An unanticipated change in consumer preferences inconsistent with the Company's merchandise lines could have a material adverse effect upon its operations. The Company's product lines are subject to intense competition with numerous manufacturers and distributors of hair, beauty and bath products. Mass merchandisers, drug store chains, and other mass volume retailers typically utilize freestanding pegboard fixtures or pegboard wall fixtures, as well as in-line shelving and end-cap displays, to display their products. Competition for shelf and wall space for product placement is intense, as many companies seek to have their products strategically placed within the store. Competition also exists with respect to product name recognition and pricing, since retailers and consumers often choose products on the basis of name brand, cost and value. Many of the Company's competitors have greater product and name recognition, as well as much larger and more sophisticated sales forces, product development, marketing and advertising programs and facilities. The Company generally competes by attempting to offer retail customers quality, service and products at reasonable prices. In May 1997, the Company decided to divest itself of its consumer products subsidiary, is currently exploring sale opportunities and treats the operations of such subsidiary as discontinued operations.

SIGNIFICANT CAPITAL REQUIREMENTS

    The expansion of the Company's telecommunications operations and the continued funding of operating expenses will require substantial capital investment. Additionally, as part of its strategy, the Company may seek to acquire complementary assets or businesses (including additional spectrum licenses, by auction or otherwise), which also could require substantial capital investment. The Company's decision to accelerate the development of its CLEC operations in response to the Telecommunications Act has substantially increased the Company's capital expenditure requirements. Management anticipates, based on current plans and assumptions relating to its operations, that the Company's existing financial resources and additional equipment financing arrangements which the Company intends to seek, will be sufficient to fund the Company's growth and operations for approximately 24 to 30 months from the date of this Prospectus. In order to provide additional future liquidity to the Company, the Company has obtained a commitment for a $150 million facility from affiliates of the Initial Purchasers of the Notes in the 1997 Debt Placement, which, subject to the Company satisfying various operating and financial criteria, may be drawn by the Company on March 31, 1999. The commitment will be reduced by the amount 50 funded or rejected. In the event the Company's plans or assumptions change or prove to be inaccurate, or if the Company consummates any acquisitions of businesses or assets (including additional spectrum licenses, by auction or otherwise), or if the Company fails to secure additional equipment financing arrangements, the Company may be required to seek additional sources of capital sooner than currently anticipated. Sources of additional capital may include public and private equity and debt financing, sales of nonstrategic assets and other financing arrangements. There can be no assurance that the Company will be able to obtain additional financing or, if such financing is available, that the Company will be able to obtain it on acceptable terms. Failure to obtain additional financing, if needed, could result in the delay or abandonment of some or all of the Company's development and expansion plans, which would have a material adverse effect on the Company's business and could adversely affect the ability of the Company and its subsidiaries to make principal and interest payments on their outstanding debt, including the Notes.


GOVERNMENT REGULATION

    The Company's telecommunications services are subject to varying degrees of federal, state and local regulation. Generally, the FCC exercises jurisdiction over all telecommunications services providers to the extent such services involve the provision of jurisdictionally interstate or international telecommunications, including the resale of long distance services, the provision of local access services necessary to connect callers to long distance carriers and the use of electromagnetic spectrum (I.E., wireless services). With the passage of the Telecommunications Act, the FCC's jurisdiction has been extended to include certain interconnection and related issues that traditionally have been considered subject primarily to state regulation. The state regulatory commissions retain nonexclusive jurisdiction over the provision of telecommunications services to the extent such services involve the provision of jurisdictionally intrastate telecommunications.

    The Telecommunications Act is intended to remove the formal barriers between the long distance and local telecommunications services markets, allowing service providers from each market (as well as providers of cable television and other services) to compete in all communications markets. The Telecommunications Act will permit the RBOCs eventually to compete in the provision of long distance services between local access transport areas ("LATAs"). Additionally, the FCC must promulgate new regulations over the next several years to address mandates contained in the Telecommunications Act, which will change the regulatory environment significantly. The Telecommunications Act generally requires LECs to provide competitors with interconnection and nondiscriminatory access to the LEC network on more favorable terms than have been available in the past. However, such interconnection and the terms thereof are subject to negotiations with each LEC, which may involve considerable delays and may not necessarily be obtained on terms and conditions that are acceptable to the Company. In such instances, although the Company may petition the proper regulatory agency to arbitrate disputed issues, there can be no assurance that the Company will be able to obtain acceptable interconnection agreements. In addition, the Telecommunications Act requires the promulgation of regulations to implement universal service reform, to revise the existing subsidy system which is intended to provide support for the provision of ubiquitous telephone service and to effect access charge reform to more closely align the access charges required to be paid by the long distance carriers to the LECs to the actual cost of providing service. The Company is unable to predict what effect the Telecommunications Act will have on the telecommunications industry in general and on the Company in particular. No assurance can be given that any regulation will broaden the opportunities available to the Company or will not have a material adverse effect on the Company and its operations. Further, there can be no assurance that the Company will be able to comply with additional applicable laws, regulations and licensing requirements or have sufficient resources to take advantage of the opportunities which may arise from this dynamic regulatory environment.

    As required by the Telecommunications Act, the FCC adopted, in August 1996, new rules implementing the interconnection and resale provisions of the Telecommunications Act (the

"Interconnection Order"). These rules constitute a pro-competitive, deregulatory national policy framework designed to remove or minimize the regulatory, economic and operational impediments to full competition for local services, including switched local exchange service. There can be no assurance how the Interconnection Order will be implemented or enforced or as to what effect such implementation or enforcement will have on competition within the telecommunications industry generally or on the competitive position of the Company specifically. A number of LECs, the National Association of Regulatory Utility Consumers and others have filed in Federal court seeking to appeal aspects of the Interconnection Order. In July 1997, the United States Court of Appeals for the Eighth Circuit invalidated certain provisions of the Interconnection Order, including those provisions in which the FCC asserted jurisdiction over the pricing of interconnection elements and the "pick and choose" provisions for interconnectors to select discrete provisions of other carriers' interconnection decisions. As has been the case since the Interconnection Order was stayed by the Court in January 1997, many states continue to set the prices for interconnection, resale and unbundled network elements. The FCC has indicated its intention to appeal the Eighth Circuit's ruling to the United States Supreme Court. The Company believes that the Eighth Circuit's ruling will not adversely affect its CLEC operations and may, in certain instances, positively affect the operations of its Carrier Services business, although there can be no assurance of this.

FINITE INITIAL TERM OF WIRELESS LICENSES; POTENTIAL LICENSE RENEWAL COSTS; FLUCTUATIONS IN THE VALUE OF WIRELESS LICENSES; TRANSFER OF CONTROL

    The FCC's current policy is to align the expiration dates of all 38 GHz licenses such that they mature concurrently and, upon expiration, to renew all such licenses for ten years. The initial term of all currently outstanding 38 GHz licenses, including the Company's licenses, expires in February 2001. While the Company believes that all of its Wireless Licenses will be renewed based upon FCC custom and practice establishing a presumption in favor of licensees that have complied with their regulatory obligations during the initial license period, there can be no assurance that any Wireless License will be renewed upon expiration of its initial term.

    In a notice of proposed rulemaking ("NPRM"), the FCC proposed auctioning licenses for currently unallocated 38 GHz channels. Given the current political climate with respect to balancing the federal budget, there is a risk that the FCC will require significant payments upon renewal of the Company's Wireless Licenses. The FCC's failure to renew, or its imposition of significant charges for renewal of, one or more Wireless Licenses could have a material adverse effect on the Company and the ability of the Company and its subsidiaries to make principal and interest payments on their outstanding debt, including the Notes.

    The Wireless Licenses are integral assets of the Company, the value of which will depend significantly upon the success of the Company's wireless telecommunications operations and the future direction of the wireless telecommunications segment of the telecommunications industry. The value of licenses to provide wireless services also may be affected by fluctuations in the level of supply and demand for such licenses. Any assignment of a license or transfer of control by an entity holding a license is subject to certain limitations relating to the identity and qualifications of the transferee and requires prior FCC approval (and in some instances state regulatory approval as it relates to the provision of telecommunications services in that state), thereby possibly diminishing the value of the Wireless Licenses.

    The Company has entered into agreements to acquire a number of additional
38 GHz licenses. The transfer of licenses issued by the FCC, including 38 GHz licenses (as well as a change of control of entities holding licenses), is subject to the prior consent of the FCC, which consent generally turns on a number of factors including the identity, background and the legal and financial qualifications of the transferee and the satisfaction of certain other regulatory requirements. In addition, the existence of proposed channel limitations in the NPRM, which in at least one licensed area may result in the Company exceeding the proposed maximum number of licenses for that area, may result in the FCC denying consent for one or more license transfers. In light of the foregoing, the newness of this service and the uncertainty of final regulations to be issued in connection with the NPRM, there can be no assurance that the FCC will approve all or any of the proposed acquisitions or, if approved, that the FCC will not impose limitations on the ultimate number of licenses held in any particular licensed area.

CHANGES IN TECHNOLOGY, SERVICES AND INDUSTRY STANDARDS

    The telecommunications industry has been characterized by rapid technological change, changing end-user requirements, frequent new service introductions and evolving industry standards. The Company believes that its future success will depend on its ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet these evolving industry standards. The extent to which competitors using existing or currently undeployed methods of delivery of local telecommunications services will compete with the Company's Wireless Fiber services cannot be anticipated. There can be no assurance that existing, proposed or as yet undeveloped technologies will not become dominant in the future and render 38 GHz-based (and other spectrum-based) systems less profitable or less viable. For example, there are several existing technologies that may be able to allow the transmission of high bandwidth traffic over existing copper lines. There can be no assurance that the Company will have sufficient resources to make the investments necessary to acquire new technologies or to introduce new services that could compete with future technologies or that equipment held by the Company in inventory will not be rendered obsolete, any of which would have an adverse effect on the operations of the Company.

CERTAIN FINANCIAL AND OPERATING RESTRICTIONS

    The indentures relating to certain of the Company's indebtedness impose significant operating and financial restrictions on the Company, affecting, and in certain cases limiting, among other activities, the ability of the Company to incur additional indebtedness or create liens on its assets, pay dividends, repurchase or redeem shares, sell assets, engage in mergers or acquisitions or make investments. Failure to comply with any such restrictions could limit the availability of borrowings or result in a default under the terms of any such indebtedness, and there can be no assurance that the Company will be able to comply with such restrictions. Moreover, these restrictions could limit the Company's ability to engage in certain business transactions which the Company may desire to consummate. The Company's inability to consummate any such transaction could have an adverse effect on the Company's operations.

DEPENDENCE ON THIRD PARTIES FOR SERVICE AND MARKETING; POSSIBLE SERVICE INTERRUPTIONS AND EQUIPMENT FAILURES

    The Company's long distance resale business is dependent on utilizing the facilities of major IXCs to carry its customers' long distance telephone calls and, in many instances, especially during initial market penetrations, the Company's CLEC business will be dependent on the facilities of the LECs and other local exchange service providers to carry its customers' local telephone calls. The Company has agreements with IXCs that provide it with access to such carriers' networks and has entered or is entering into interconnect agreements with various LECs, and other CLECs, to access their local exchange facilities. Although the Company believes that it currently has sufficient access to long distance networks and will be able to obtain sufficient access to local exchange facilities, any increase in the rates or access fees charged by the owners of such facilities or their unwillingness to provide access to such facilities to the Company, as well as potential reticence of the LECs to honor appropriate provisioning and service intervals with respect to interconnection arrangements, could materially adversely affect the Company's operations. Failure to obtain continuing access to such networks and facilities could require the Company to significantly curtail or cease its operations and could have an adverse effect on the ability of the Company and its subsidiaries to make principal and interest payments on their outstanding debt, including the Notes. See "Description of Certain Indebtedness and Preferred Stock." Further, the Company's CLEC operations will rely to some extent upon network elements which the LECs must provide pursuant to the Telecommunications Act and the Interconnection Order. These facilities often use copper wire for "last mile" access to end users. To the extent that the Company relies upon LEC facilities that use copper wire, the Company may not be able to offer potential customers the benefits of Wireless Fiber with respect to high transmission capacity and quality. In addition, the Company's operations require that the networks leased by it, and any facilities which may be developed by the Company, operate on a continuous basis. It is not unusual for networks and switching facilities to experience periodic service interruptions and equipment failures. It is therefore possible that the networks and facilities utilized by the Company may from time to time experience service interruptions or equipment failures resulting in material delays which would adversely affect consumer confidence as well as the Company's business operations and reputation.

    The Company utilizes, in certain cases, third parties for marketing its Wireless Fiber services and maintaining its operational systems. The Company has entered into master service agreements with other telecommunications providers that allow those companies to utilize and resell the Company's Wireless Fiber services to their own customers. The Company also has an agreement with Lucent to provide field service for, and network monitoring of, the Company's Wireless Fiber facilities and another agreement with Lucent for the purchase by the Company of telecommunications switches and related equipment. The failure of any of these third parties to perform under their respective agreements or the loss of any of these agreements could have a material adverse effect on the Company's results of operations and its ability to service its customers. The Company plans to enter into master service agreements with other telecommunications service providers, and the failure to do so could have an adverse effect on the Company's development and results of operations.

RELIANCE ON EQUIPMENT SUPPLIERS

    The Company currently purchases substantially all of its wireless telecommunications equipment, including transceivers and network monitoring equipment, from a single supplier and its switches and related equipment from a single supplier even though, in each case, there are other manufacturers of such equipment. Any reduction or interruption in supply from its suppliers could have a material adverse effect on the Company until sufficient alternative supply sources are established. The Company does not manufacture, nor does it have the capability to manufacture, any of its telecommunications equipment. Although there are other manufacturers who have, or are developing, equipment that would satisfy the Company's needs, there can be no assurance that the Company would be able to replace its current primary suppliers on commercially reasonable terms. In addition, as no industry standard or uniform protocol currently exists for 38 GHz equipment, a single manufacturer's equipment must be used in establishing each wireless link.

LINE OF SIGHT; DISTANCE LIMITATIONS IMPOSED BY RAINFALL CONDITIONS IN CERTAIN GEOGRAPHIC AREAS;
ROOF RIGHTS

    In order to provide quality transmission, Wireless Fiber services require an unobstructed line of sight between two transceivers comprising a link, with a maximum distance between any two corresponding transceivers of five miles (or shorter distances in certain areas; weather conditions may necessitate distances as short as 1.1 miles between transceivers to maintain desired transmission quality). The areas in which such shorter distances are required are those where rainfall intensity and the size of the raindrops adversely impact transmission quality at longer distances. Other weather conditions, such as snow, electrical storms and high winds, have not, in the Company's experience, affected the quality or reliability of Wireless Fiber services. The establishment of Wireless Fiber services may require additional transceivers to triangulate around obstacles (such as buildings). Similarly, to establish Wireless Fiber services covering a distance in excess of five miles, additional transceivers are required to establish a chain with links no more than five miles apart or to establish a system of interconnected hub sites. The cost of additional transceivers where required by weather, physical obstacles or distance may render Wireless Fiber uneconomical in certain instances. The Company must obtain Roof Rights (or rights to access other locations where lines of sight are available) in each building where a transceiver will be placed. The Company seeks to prequalify and obtain Roof Rights at buildings targeted by potential customers in its licensed areas in advance of anticipated orders. There can be no assurance, however, that the Company will be successful in obtaining Roof Rights necessary to establish its Wireless Fiber services in its potential markets. The Company's prequalification activities often require the payment of option fees to the owners of buildings that are being prequalified. There can be no assurance that the Company will receive orders for Wireless Fiber services which allow the Company to utilize Roof Rights it obtains.

UNCERTAINTY OF MARKET ACCEPTANCE OF WIRELESS FIBER SERVICES

    The Company has been marketing its Wireless Fiber services since
December 1994. The Company has not obtained a significant market share in any of the licensed areas where it offers Wireless Fiber services. The provision of wireless local telecommunications services over 38 GHz represents an emerging sector of the telecommunications industry and the demand for and acceptance of Wireless Fiber services are subject to a high level of uncertainty. Despite the Company's initial success in attracting customers, there can be no assurance that substantial markets will develop for wireless local telecommunications services delivered over 38 GHz or that, even if such markets develop, the Company will be able to succeed in positioning itself as a provider of such services or provide such services profitably. The Company's success in providing wireless broadband services is subject to a number of factors beyond the Company's control. These factors include, without limitation, historical perceptions of the unreliability and lack of security of previous microwave radio technologies, changes in general and local economic conditions, availability of equipment, changes in telecommunications service rates charged by other service providers, changes in the supply and demand for wireless broadband services, competition from wireline and wireless operators in the same market area and changes in the federal and state regulatory schemes affecting the operations of telecommunications service providers in general and wireless broadband systems in particular (including the enactment of new statutes and the promulgation of changes in the interpretation or enforcement of existing or new rules and regulations). In addition, the extent of the potential demand for wireless broadband services in the Company's target markets cannot be estimated with certainty. There can be no assurance that one or more of these factors will not have an adverse effect on the Company's financial condition and results of operations.

RELIANCE ON KEY PERSONNEL

    The efforts of a relatively small number of key management and operating personnel will largely determine the Company's success. The loss of any of such personnel could adversely affect the Company. The Company's success also depends in part upon its ability to hire and retain highly skilled and qualified operating, marketing, financial and technical personnel. The competition for qualified personnel in the telecommunications industry is intense. Accordingly, there can be no assurance that the Company will be able to hire or retain necessary personnel.

LACK OF PUBLIC MARKET FOR SERIES A PREFERRED STOCK AND WARRANTS

    There is currently no active trading market for the Series A Preferred Stock or Warrants and no market is expected to develop, which will adversely affect the liquidity of such Securities.

VOLATILITY OF MARKET PRICE OF COMMON STOCK

    Since the Common Stock has been publicly traded, the market price of the Common Stock has fluctuated over a wide range and may continue to do so in the future. The market price of the Common Stock could be subject to significant fluctuations in response to various factors and events, including, among other things, the depth and liquidity of the trading market of the Common Stock, variations in the Company's operating results, press reports, including with respect to regulation and industry trends, and the difference between actual results and the results expected by investors and analysts. In addition, the stock market in recent years has experienced broad price and volume fluctuations that have often been unrelated to the operating performance of companies, particularly telecommunications companies. These broad market fluctuations also may adversely affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE


    As of July 31, 1997, the Company had 33,127,097 shares of Common Stock outstanding. Although a significant number of the outstanding shares of Common Stock are "restricted securities," as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"), and may not be sold unless such sale is registered under the Securities Act or is made pursuant to an exemption from registration under the Securities Act, including the exemption provided by Rule 144, substantially all of such Restricted Shares either have been registered for resale under the Securities Act or are currently, or will soon become, available for sale pursuant to Rule 144. Sales or the expectation of sales of a substantial number of shares of Common Stock in the public market could adversely affect the prevailing market price of the Common Stock. See "Shares Eligible for Future Sale."

EFFECT OF OUTSTANDING OPTIONS, WARRANTS AND OTHER CONVERTIBLE SECURITIES


    As of July 31, 1997, there were outstanding options and warrants with respect to an aggregate of approximately 10,812,000 shares of Common Stock at per-share exercise prices ranging from $1.50 to $31.12. Substantially all of the shares underlying such securities have been or will be registered for resale under the Securities Act. The Company has two existing stock option plans under which options to purchase up to an additional 3,685,000 shares of Common Stock may be granted. The exercise of outstanding stock options, warrants and other convertible securities will dilute the percentage ownership of the Company's stockholders, and any sales in the public market of shares of Common Stock issuable upon the exercise of such stock options, warrants and convertible securities may adversely affect prevailing market prices for the Common Stock.


ANTI-TAKEOVER PROVISIONS

    The Company's corporate charter provides that directors serve staggered three-year terms and authorizes the issuance of up to 15,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by the Company's Board of Directors. The affirmative vote of the holders of at least two-thirds of the capital stock of the Company is required to amend the provisions of the charter relating to the classification of the Board. The staggered board provision could increase the likelihood that, in the event of a possible takeover of the Company, incumbent directors would retain their positions and, consequently, may have the effect of discouraging, delaying or preventing a change in control or management of the Company.

    In July 1997, the Board of Directors adopted a stockholder rights plan in which rights to purchase Series B Preferred Stock was distributed as a dividend at the rate of one right for each share of Common Stock held as of the close of business on July 14, 1997. The rights are not currently exercisable and only become exercisable under certain circumstances where certain persons or groups acquire beneficial ownership of 10% or more of the Company's outstanding Common Stock or commence a tender or exchange offer upon consummation of which such persons or groups would beneficially own 10% or more of the Company's outstanding Common Stock. See "Description of Capital Stock."

    While the Company has no commitments to issue any additional series of preferred stock, the Board of Directors is empowered, without further stockholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the preferred shares could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change of control of the Company. Additionally, certain of the Company's indebtedness contains provisions which would allow holders, at their election, to require prepayment in the event of a change in control of the Company, which could also serve to delay or prevent such a change in control from occurring. Moreover, the Company's By-Laws provide that a stockholder entitled to vote for the election of directors at a meeting may nominate a person or persons for election as director only if written notice of such stockholder's intent to make such nomination is given to the Company's Secretary not later than sixty days in advance of such meeting, and the Company's stock option plans contain a provision which accelerates the vesting of outstanding options in the event of certain changes in control of the Company, both of which could serve to delay or prevent a change in control from occurring. In addition, the Company is and, subject to certain conditions, will continue to be, subject to the anti-takeover provisions of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control of the Company. Furthermore, transfers of control and/or certain assets of telecommunications entities, such as the Company, may require the approval of the FCC and/or state regulatory commissions. With respect to 38 GHz licenses such as the Company's Wireless Licenses, assignments of such licenses and changes of control involving entities holding licenses require prior FCC and state regulatory approval and are subject to restrictions and limitations on the identity and status of the assignee or successor. See "Description of Capital Stock."

POTENTIAL ADVERSE EFFECTS OF ISSUANCE OF SENIOR PREFERRED STOCK

    The Company is authorized to issue preferred stock in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors. In certain instances, subject to the approval of the holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock, such series of preferred stock could include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights senior to the Series A Preferred Stock, and in all instances, senior to the Common Stock. Accordingly, future issuance of such preferred stock, depending upon the rights, preferences and designations thereof, could effectively diminish or supercede the dividends and liquidation preferences of the Series A Preferred Stock and adversely affect the Common Stock and the rights of the holders thereof.

POTENTIAL ADVERSE EFFECT OF ACCELERATION OF WARRANTS

    The Company may accelerate the expiration date of the Warrants at any time after February 11, 2000 if the last sale price of the Common Stock is $40 per share or more for a period of 20 consecutive days. Notice of acceleration of the Warrants could force the holders to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for them to do so, to sell the Warrants when they might otherwise wish to hold the Warrants, or to accept the redemption price which would be substantially less than the value of the Warrants at the time of redemption.


                                   USE OF PROCEEDS

    The Company will not receive any cash proceeds from the sale of the Preferred Stock, Warrants or Option Shares by the Selling Securityholders or from its issuance of the Conversion Shares. The Company will receive aggregate gross proceeds of $40,938,100 upon exercise of the Warrants and Options, assuming all such Warrants and Options are exercised. Such proceeds will be used for working capital for the Company's telecommunications and non-telecommunications businesses and to make investments in, acquire, make loans to, or otherwise enter into business arrangements with, companies which may or may not be involved in the telecommunications business, and for general corporate purposes.


                                   DIVIDEND POLICY

    The Company has not declared or paid any dividends on the Common Stock.
Each share of Series A Preferred Stock has a stated value of $25 ("Stated Value") and entitles the holder thereof to receive from the Company dividends at a rate per annum equal to 6% of the Stated Value. Dividends accrue and are cumulative from the date of issuance and are payable in arrears quarterly as of March 31, June 30, September 30 and December 31 of each year to the record holders of the Series A Preferred Stock as of March 15, June 15, September 15 and December 15, respectively, of each year. The Company may pay such dividends in either cash or through the issuance of additional shares of Series A Preferred Stock, at its election. The Company intends to retain future earnings, if any, to finance the development and expansion of its business. Accordingly, the Company anticipates that no dividends will be paid on the Common Stock in the foreseeable future and that dividends with respect to the Series A Preferred Stock will be paid by the issuance of additional shares of Series A Preferred Stock. Further, certain covenants in the Indentures currently effectively prohibit the Company from declaring or paying cash dividends. The terms of the Series A Preferred Stock provide that the Series A Preferred Stock ranks senior to the Common Stock with respect to the payment of dividends. Accordingly, in the event the Company is no longer restricted from declaring cash dividends under its Indentures and determines to do so, no holders of Common Stock will receive any such dividend until such time as all holders of the Series A Preferred Stock have received payment of the entire dividend to which they are entitled under the terms of the Series A Preferred Stock, and then only if, and to the extent that, there is sufficient cash remaining to pay dividends to the holders of the Common Stock.

                             DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

    The authorized capital stock of the Company includes 75,000,000 shares of Common Stock, $.01 par value. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Although the Company has no present intention of paying any dividends, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation or dissolution of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of preferred shares, if any.

    Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

    The Company's Certificate of Incorporation, as amended, provides (i) for a Board of Directors divided into three classes, each of which will generally serve for a term of three years, with only one class of directors being elected in each year; (ii) that directors may be removed with or without cause and only by at least a majority in interest of the capital stock of the Company entitled to vote thereon; and (iii) that an affirmative vote of the holders of at least two-thirds of the capital stock of the Company entitled to vote thereon is required to alter, amend or repeal the provisions relating to the classification of, and the removal of members from, the Board of Directors. Nominations for the Board of Directors may be made by the Board or by any stockholder entitled to vote for the election of directors. A stockholder entitled to vote for the election of directors at a meeting may nominate a person or persons for election as director only if written notice of such stockholder's intent to make such nomination is given to the Company's Secretary not later than sixty days in advance of such meeting. The Company's Certificate of Incorporation and By-Laws do not provide for cumulative voting rights which means that holders of more than one-half of the outstanding voting rights, voting for the election of directors, can elect all of the directors to be elected, if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. A special meeting of stockholders of the Company may be called by the request of the holders of at least 10% of the outstanding capital stock of the Company entitled to vote generally in all matters.

    The registrar and transfer agent for the Common Stock of the Company is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

SERIES A PREFERRED STOCK

    SERIES A PREFERRED STOCK

    The authorized capital stock of the Company includes 15,000,000 shares of "blank check" preferred stock, which may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock (and the ability of the Board of Directors to do so without stockholder approval), while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Common Stock at a premium or otherwise adversely affect the market price of the Common Stock.

    On February 6, 1997, the Company issued an aggregate of 4,000,000 shares of Series A Preferred Stock in the Preferred Stock Placement. Each share of Series A Preferred Stock has a stated value of $25 ("Stated Value") and entitles the holder thereof to receive from the Company dividends at a rate per annum equal to 6% of the Stated Value. Dividends accrue and are cumulative from the date of issuance and are payable in arrears quarterly as of March 31, June 30, September 30 and December 31 of each year. The

Company may, at its election, pay such dividends in cash or through the issuance of additional shares of Series A Preferred Stock. The Company intends to retain future earnings, if any, to finance the development and expansion of its business. Accordingly, the Company anticipates that no dividends will be paid on the Common Stock in the foreseeable future and that dividends with respect to the Series A Preferred Stock will be paid by the issuance of additional shares of Series A Preferred Stock. Further, certain covenants in the Indentures currently effectively prohibit the Company from declaring or paying cash dividends. The terms of the Series A Preferred Stock provide that the Series A Preferred Stock ranks senior to the Common Stock with respect to the payment of dividends. Accordingly, in the event the Company is no longer restricted from declaring cash dividends under its Indentures and determines to do so, no holders of Common Stock will receive any such dividend until such time as all holders of the Series A Preferred Stock have received payment of the entire dividend to which they are entitled under the terms of the Series A Preferred Stock, and then only if, and to the extent that, there is sufficient cash remaining to pay dividends to the holders of the Common Stock.

     Commencing August 11, 1997, each share of Series A Preferred Stock is convertible into a number of shares of Common Stock determined by dividing the aggregate Stated Value of such share of Series A Preferred Stock by the Conversion Price (as defined below); provided, however, that from August 11, 1997 through November 10, 1997, only 50% of the Series A Preferred Stock may be converted. Subject to certain adjustments, the "Conversion Price" will be:
(i) with respect to any conversion of Series A Preferred Stock occurring prior to February 11, 1998, the lesser of (x) $25 and (y) the average of the closing bid prices for the Common Stock for the 20 consecutive trading days immediately preceding the date of conversion and (ii) with respect to any conversion of the Series A Preferred Stock occurring on or after February 11, 1998, the lesser of
(x) $25 and (y) the average of the closing bid prices for the 20 consecutive trading days immediately preceding February 11, 1998. Notwithstanding the foregoing, if a holder of Series A Preferred Stock requests conversion at a time when the Conversion Price is less than $15, the Company may elect (subject to certain notice requirements and to contractual restrictions contained in certain of the Company's debt instruments), in lieu of converting such Series A Preferred Stock into shares of Common Stock, to pay such holder or holders in cash an amount equal to 110% of the Liquidation Preference (as defined below) for each share of Series A Preferred Stock requested to be converted. It is the Company's current intention to pay cash in lieu of shares of Common Stock if the conversion price at the time of any such conversion is less than $15.00, assuming such cash payments would be allowable under then existing law and the terms of all agreements to which the Company is then a party. On February 11, 2002, any Series A Preferred Stock still outstanding shall be automatically converted into shares of Common Stock, unless the Company elects to pay cash therefor in an amount equal to the Stated Value plus all accrued and unpaid dividends thereon (the "Liquidation Preference"). Unless paid for in cash, such conversion will be effected by delivery of shares of Common Stock having a value, based upon the closing bid prices for the Common Stock for the 20 consecutive trading days ending one trading day prior to such conversion date, equal to the Liquidation Preference.

    RIGHTS TO PURCHASE SERIES B PREFERRED STOCK

    The following is a summary of the Rights Agreement dated as of July 2, 1997 (the "Rights Plan") between Company and Continental Stock Transfer & Trust Company as Rights Agent, which was adopted by the Board of Directors of the Company on July 2, 1997. This summary of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the provisions of the Rights Plan.


    Under the Rights Plan, holders of Common Stock of the Company received, as a dividend, preferred stock purchase rights (the "Rights") at the rate of one Right for each share of Common Stock held as of the close of business on July 14, 1997. One Right will also attach to each share of Common Stock issued thereafter (including shares issued pursuant to this Prospectus). Currently the Rights are not exercisable and are not separate from the Common Stock and will only become exercisable and separate from the Common Stock if a person or group acquires 10% or more of the Company's outstanding Common
Stock (an "Acquiring Person") or launches a tender or exchange offer that would result in ownership of 10% or more of the Company's outstanding Common Stock. Each Right that is not owned by an Acquiring Person entitles the holder of the Right to buy one one-thousandth of one share (a "Unit") of Series B Preferred Stock which will be issued by the Company. If any person becomes an Acquiring Person, or if an Acquiring Person engages in certain transactions involving conflicts of interest or in a business combination in which the Company's Common Stock remains outstanding, then the Rights Plan provides that each Right, other than any Right held by the Acquiring Person, entitles the holder to purchase, for $70, Units with a market value of $140. However, if the Company is involved in a business combination in which the Company itself is not the survivor, or if the Company sells 50% or more of its assets or earning power to another person, then the Rights Plan provides that each Right entitles the holder to purchase, for $70, shares of the common stock of the Acquiring Person's ultimate parent having a market value of $140.

    At any time until ten days following the date on which a person acquires 10% or more of the Company's Common Stock, the Company may redeem all (but not less than all) of the Rights for $0.0001 per Right. The Rights expire in ten years. The Series B Preferred Stock will be junior, with respect to dividends and liquidation rights, to any other series of preferred stock of the Company. The Series B Preferred Stock has dividend and liquidation preferences over the Common Stock of the Company.

    WARRANTS

    The Warrants entitle the holders thereof to purchase an aggregate of 1,600,000 shares of Common Stock for $25 per share at any time commencing February 11, 1998 and ending February 11, 2002. The Company may accelerate the expiration date at any time after February 11, 2000 if Common Stock trades at $40 or more for a period of 20 consecutive days.

STATUTORY PROVISIONS AFFECTING STOCKHOLDERS

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless prior to the date the stockholder became an interested stockholder the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder or unless one of the following two exceptions to the prohibitions are satisfied: (i) upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the Company's voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans) or (ii) on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock, excluding the stock owned by the interested stockholder. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation), together with affiliates and associates, owns (or, as an affiliate or associate, within three years prior, did own) 15% or more of the corporation's outstanding voting stock. It is possible that these provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

                  SELLING SECURITYHOLDERS AND PLAN OF DISTRIBUTION

    This Prospectus relates to the resale by the Selling Securityholders of the securities listed below. All of the securities being registered under the Registration Statement of which this Prospectus forms a part are being so registered pursuant to certain registration rights granted by the Company to the Selling Securityholders. None of the Selling Securityholders has had a material relationship with the Company or any of its predecessors or affiliates within the past three years, except as described in the footnotes below or otherwise in this Prospectus.

                                                                         Number of
SERIES A PREFERRED STOCK AND WARRANTS         Beneficial Ownership    Shares of Series
                                             of Series A Preferred      A Preferred       Beneficial      Number of
Name of                                            Stock as                Stock         Ownership of      Warrants
Selling Securityholder                          of July 20, 1997       to be Sold (1)      Warrants       to be Sold
----------------------                       ---------------------    ----------------   ------------     ----------
Commonwealth Life Insurance Company                 150,000               150,000           60,000          60,000
Teamsters-Camden Non-Enhanced
(Camden Asset Management LP)

Commonwealth Life Insurance Company                 150,000               150,000           60,000          60,000
A/C Teamsters I

Credit Suisse First Boston Corporation               12,000                12,000            4,800           4,800

Cudd & Co.                                           44,000                44,000           17,600          17,600

Deep Rock & Co.                                     100,000               100,000               --              --

JMG Capital Partners LP                              30,000                30,000           16,000          16,000

KA Management Ltd.                                    6,453                 6,453            2,560           2,560

KA Trading Ltd.                                      13,714                13,714            5,440           5,440

Lehman Brothers                                      15,000                15,000               --              --

Lehman Brothers A/C Palladin                          8,000                 8,000            3,200           3,200
Omnibus A/C Glen Eagles Fund

Lehman Brothers A/C Palladin                          8,000                 8,000            3,200           3,200
Omnibus A/C Palladin Partners L.P.

List & Co.                                          131,000              131,0000           52,400          52,400

Mariner Atlantic Ltd.(2)                             20,000                20,000            8,000           8,000

Och-Ziff Capital Management, L.P.                   200,000               200,000           80,000          80,000

Proprietary Convertible Investment Group(3)         904,000               904,000          401,600         401,600

Prudential Securities Inc. A/C Oak                  469,000               469,000          187,600         187,600
Tree Partners

Ramius Fund Ltd.                                      8,000                 8,000            3,200           3,200

Republic New York Securities Act                      8,000                 8,000            3,200           3,200
A/C Palladin Partners A/C Colonial
Penn Insurance Company

Republic New York Securities Act                      8,000                 8,000            3,200           3,200
A/C Palladin Partners A/C Colonial
Life Insurance

SBC Warburg Inc.                                    600,000               600,000          240,000         240,000

Shepard Trading Ltd.                                100,000               100,000           40,000          40,000

Stark International                                 100,000               100,000           40,000          40,000

State Street Bank & Trust Co. A/C                   100,000               100,000           40,000          40,000
Presidents & Fellows of Harvard
College

Triton Capital Investment, Ltd.                      14,833                14,833            8,000           8,000
(Triton Holdings)

Tridant Trust Company A/C HBK                        80,000                80,000           32,000          32,000
Cayman LP

Tridant Trust Company A/C HBK                       320,000               320,000          128,000         128,000
Offshore Fund, Ltd.

Ziff Asset Management, L.P.(4)                      400,000               400,000          160,000         160,000


----------------------
 Footnotes begin on next page

                                                    Number of        Beneficial
                          Beneficial Ownership      Shares of       Ownership of
Name of                    of Common Stock as      Common Stock     Common Stock
Selling Securityholder      of May 15, 1997         to be Sold       After Sale
----------------------    --------------------     ------------     ------------

Steve G. Chrust (5)             533,669(6)           175,000(7)        358,669

ITC Group, Inc. (8)              20,000               20,000(9)           0

Stuart Rekant (10)              175,239(11)           35,000(12)       140,239

Shintex, Inc. (13)               35,000               35,000              0

-----------

(1) All shares of Series A Preferred Stock and Warrants set forth above were sold in the Preferred Stock Placement. The Selling Stockholders shall also be entitled to sell, and the Registration Statement of which this Prospectus forms a part also covers, any and all additional shares of Series A Preferred Stock that may be issued as dividends on such Series A Preferred Stock in lieu of cash during the term of the Series A Preferred Stock.

(2) Mariner Investment Group, Inc. acts as investment manager for Mariner Atlantic, Ltd.

(3) Credit Suisse First Boston Corporation, CSFP Capital, Inc. and Swiss American Securities, Inc. are affiliates of Proprietary Convertible Investment Group.

(4) PBK Holdings, Inc., is the managing general partner of Ziff Asset Management, L.P. ("Ziff") and has the power to vote and dispose of all of Ziff's securities. Additionally, Franklin Street Capital, LLC, the investment general partner of Ziff has the power to vote and dispose of such securities.

(5) Mr. Chrust is Vice Chairman and a director of the Company.

(6) Includes (i) 12,000 shares of Common Stock owned by the pension plan for SGC Advisory Services, Inc., a money management firm specializing in the telecommunications sector of which Mr. Chrust is President and owner, and
    (ii) 368,333 shares of Common Stock issuable upon exercise of certain options owned by Mr. Chrust or members of his family. Does not include (A) 360,000 shares of Common Stock issuable upon exercise of other options which become exercisable in three equal annual installments commencing in January 1998, (B) 33,335 shares of Common Stock issuable upon exercise of other options which become exercisable in July 1998 or (C) 35,000 shares of Common Stock issuable upon exercise of options which become exercisable in five equal annual installments commencing in April 1998.

(7) Represents 125,000 shares of Common Stock issuable upon exercise of options exercisable at $4.50 per share and 50,000 shares of Common Stock issuable upon exercise of options exercisable at $2.75 per share, which were issued to Mr. Chrust as consideration for financial consulting services rendered to the Company prior to his employment with the Company.

(8) ITC Group, Inc. ("ITC") is an entity of which Nathan Kantor, President, Chief Operating Officer and a director of the Company, is President and a principal stockholder.

(9) Represents shares of Common Stock issuable upon exercise of options exercisable at $4.41 per share issued to ITC as consideration for consulting services rendered to the Company prior to Mr. Kantor's employment with the Company.

(10)Stuart Rekant is the President and Chief Operating Officer of WinStar New Media Company, Inc., a wholly-owned subsidiary of the Company.

(11)Includes 3,239 shares of Common Stock owned by Mr. Rekant's spouse and 170,000 shares of Common Stock issuable upon exercise of certain options. Does not include 30,000 shares of Common Stock issuable upon exercise of options which become exercisable in June 1998.

(12)Represents shares of Common Stock issuable upon exercise of options exercisable at $2.125 per share issued to Mr. Rekant in connection with certain financing arrangements prior to his employment with the Company.

(13)Represents shares of Common Stock issuable upon exercise of options exercisable at $2.125 per share issued to Shintex, Inc. in connection with certain financing arrangements.

    The shares of Series A Preferred Stock and Warrants may be offered and sold from time to time by the Selling Securityholders or by their pledgees, donees, transferees or other successors in interest, and the Warrant Shares and Conversion Shares, if and when issued, may be offered and sold from time to time by the holders thereof or by their pledgees, donees, transferees or other successors in interest, as market conditions permit in the over-the-counter market, including the Nasdaq National Market, in negotiated transactions or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Securities may be sold by one or more of the following methods, without limitation: (i) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;
(iii) ordinary brokerage transactions and transactions in which the broker solicits purchases; and (iv) transactions between sellers and purchasers without a broker/dealer; and (v) underwritten offerings. In effecting sales, brokers or dealers may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Securityholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers and dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales. Currently, there is no market for the Series A Preferred Stock and Warrants, and none is expected to develop.


                                    LEGAL MATTERS

    The legality of the issuance of the Conversion Shares and Warrant Shares will be passed upon for the Company by Graubard Mollen & Miller, New York, New York. Certain partners and employees of Graubard Mollen & Miller own shares of Common Stock.


                                       EXPERTS

    The consolidated financial statements of the Company as of December 31, 1995 and 1996, and for the years ended February 28, 1995, December 31, 1996 and the ten months ended December 31, 1995 incorporated by reference into this Prospectus and the financial statements of Milliwave Limited Partnership as of December 31, 1995 and 1996 and for the period April 25, 1995 (inception) through December 31, 1995 and for the year ended December 31, 1996 incorporated by reference into this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, to the extent and for the periods indicated in their reports thereon.


                                AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, is required to file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of the reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. In addition, all reports filed by the Company via the Commission's Electronic Data

Gathering and Retrieval System (EDGAR) can be obtained from the Commission's Internet web site located at http:\\www.sec.gov. The Common Stock of the Company is traded on the Nasdaq National Market (Symbol: WCII), and such reports, proxy statements and other information concerning the Company also can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement under the Securities Act on Form S-3 (No. 333-18465) with respect to the securities offered by the Company pursuant to this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the financial statements, exhibits and schedules filed therewith. The statements contained in this Prospectus about the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statements, each such statement being qualified in all respects by such reference. Copies of each such document may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the charges prescribed by the Commission.

                                       PART II
                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the Common Stock offered hereby, other than underwriting discounts and commissions:

SEC registration fee...............................................   73,011.54
Printing and engraving expenses....................................    8,000.00
Legal fees and expenses............................................   20,000.00
Accounting fees and expenses.......................................   15,000.00
Miscellaneous......................................................    8,988.46
                                                                     ----------
     Total.........................................................  125,000.00



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's Certificate of Incorporation provides that all directors, officers, employees and agents of the Registrant shall be entitled to be indemnified by the Company to the fullest extent permitted by law.

    Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

    "Section 145. Indemnification of officers, directors, employees and agents; insurance.

    (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

    (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    (d) Any indemnification under sections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

    (e) Expenses incurred by an officer or director in defending a civil or criminal action, suite or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer, to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

    (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

    (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

    (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

    (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries;

and a person who acted in good faith an in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


ITEM 16.

    (A)  EXHIBITS

EXHIBIT
NUMBER     DESCRIPTION
-------    -----------

5.1        Opinion of Graubard Mollen & Miller

12.1       Ratio of Earnings to Combined Fixed Charges and Preferred Stock
           Dividends

23.1       Consent of Grant Thornton LLP

23.2       Consent of Grant Thornton LLP

23.3       Consent of Graubard Mollen & Miller (included in its opinion filed as
           Exhibit 5.1)


ITEM 17. UNDERTAKINGS.

    (a)  The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment of this registration statement;

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration

Fee" table in the effective registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (i)  The undersigned registrant hereby undertakes that:

              (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

              (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                      SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 4th day of August, 1997.

                                       WINSTAR COMMUNICATIONS, INC.


                                       By: /s/ William J. Rouhana, Jr.
                                          -----------------------------------
                                             William J. Rouhana, Jr.
                                             Chairman of the Board of Directors
                                               and Chief Executive Officer

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ William J. Rouhana, Jr.
---------------------------  Chairman of the Board of             August 4 1997
William J. Rouhana, Jr.      Directors and Chief Executive
                             Officer (and principal
                             executive officer)
          *
---------------------------  President, Chief Operating           August __ 1997
Nathan Kantor                Officer and Director

          *
---------------------------  Vice Chairman of the Board           August __ 1997
Steven G. Chrust             of Directors


          *
---------------------------  Executive Vice President,            August __ 1997
Fredric E. von Stange        Chief Financial Officer
                             and Director (and principal
                             accounting officer)
          *
---------------------------  Director                             August __ 1997
Bert W. Wasserman

          *
---------------------------  Director                             August __ 1997
William J. vanden Heuvel

          *
---------------------------  Director                             August __ 1997
Steven B. Magyar

          *
---------------------------  Director                             August __ 1997
James I. Cash

          *
---------------------------  Director                             August __ 1997
Dennis Patrick

                                    EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION
-----------   -----------

   5.1        Opinion of Graubard Mollen & Miller
  12.1        Ratio of Earnings to Combined Fixed Charges and Preferred Stock
              Dividends
  23.1        Consent of Grant Thornton LLP
  23.2        Consent of Grant Thornton LLP
  23.3 Consent of Graubard Mollen & Miller (included in its opinion filed as Exhibit 5.1)






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